UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-42362

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Nasdaq Minimum Bid Price Deficiency Letter

It was previously disclosed that on October 6, 2025, Star Fashion Culture Holdings Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from August 20, 2025 to October 3, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

On October 21, 2025, the Company issued a press release discussing the receipt of the letter, which is filed as Exhibit 99.1 to this Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release dated October 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: October 21, 2025	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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